Exhibit 2.33

FIRST AMENDMENT AND WAIVER, dated as of December 5, 2003 (“Amendment”), to the AMENDED AND RESTATED CREDIT AGREEMENT, dated as of February 28, 2002 (as heretofore amended, supplemented or otherwise modified, the “Credit Agreement”), among CSG SYSTEMS INTERNATIONAL, INC., a Delaware corporation (“Holdings”), CSG SYSTEMS, INC., a Delaware corporation (the “Borrower”), the several banks and other financial institutions or entities from time to time parties to the Credit Agreement (the “Lenders”), BNP PARIBAS, as administrative agent (in such capacity, the “Administrative Agent”), LEHMAN COMMERCIAL PAPER INC., as syndication agent (in such capacity, the “Syndication Agent”), and CREDIT LYONNAIS NEW YORK BRANCH, THE BANK OF NOVA SCOTIA and WELLS FARGO BANK, NATIONAL ASSOCIATION, as co-documentation agents.

W I T N E S S E T H :

WHEREAS, pursuant to the Credit Agreement, the Lenders have made loans and other extensions of credit to the Borrower on the terms set forth in the Credit Agreement;

WHEREAS, the Borrower has requested that the Lenders agree to amend and to waive certain provisions of the Credit Agreement; and

WHEREAS, the Lenders have agreed to such requested amendments and waivers on the terms and conditions contained herein;

NOW, THEREFORE, the parties hereto hereby agree as follows:

SECTION 1. DEFINITIONS. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Credit Agreement.

SECTION 2. AMENDMENT.

2.1 Amendments to Section 1.1 (Defined Terms).

(a) The definition of “Applicable Margin” in Section 1.1 of the Credit Agreement is amended to read in its entirety as follows:

“Applicable Margin”: for each Type of Loan under each Facility, the rate per annum set forth opposite such Facility under the relevant column heading below:

	Base Rate Loans	LIBOR Loans
Revolving Credit Facility	2.00%	3.25%
Tranche A Term Loan Facility	2.00%	3.25%
Tranche B Term Loan Facility	2.25%	3.50%

(b) The definition of “Consolidated EBITDA” in Section 1.1 of the Credit Agreement is hereby amended by adding, in clause (y) thereof following the words “cash payments”, the expression “other than Arbitration Payments made during such period in an aggregate amount not exceeding, for all periods, $119,601,000)”.

(c) The definition of “Consolidated Fixed Charges” in Section 1.1 of the Credit Agreement is hereby amended by (i) adding “(including the effect of any available loss carry-forward and tax refund)” immediately after the phrase “for such fiscal period” in clause (b) of such definition and (ii) adding the following at the end of the parenthetical phrase in clause (c) of such definition:

“but excluding prepayments required by Section 2.25 hereof”.

(d) The definition of “Consolidated Leverage Ratio” in Section 1.1 of the Credit Agreement is hereby amended by (i) deleting the portion of such definition before the proviso therein and (ii) inserting the following in lieu of such deleted portion:

“on any date, the ratio of (a) Consolidated Total Debt on such date to (b) Consolidated EBITDA of the Borrower and its Subsidiaries for the period of four consecutive fiscal quarters of the Borrower most recently ended on or prior to such date;”.

(e) The definition of “Material Adverse Effect” in Section 1.1 of the Credit Agreement is hereby amended by adding the following proviso at the end thereof:

“provided that the Relief shall not constitute a Material Adverse Effect.”.

(f) The definition of “Permitted Acquisition” in Section 1.1 of the Credit Agreement is hereby amended by (i) adding the phrase “as in effect on the Closing Date” immediately after the phrase “under Section 7.1(a)” in paragraph (b) of such definition, (ii) replacing the amount “$60,000,000” in clause (i) of paragraph (f) thereof with the amount “zero”, (iii) replacing the expression “1.00 to 1.00 or (ii)” in paragraph (f) thereof with the expression “1.75 to 1.00, (ii) $60,000,000, if the Consolidated Leverage Ratio (as so calculated) is greater than or equal to 1.00 to 1.00 and less than 1.75 to 1.00 or (iii)”.

(g) Section 1.1 of the Credit Agreement is hereby amended by adding the following definitions in their proper alphabetical order:

“Adjusted Consolidated EBITDA”: for any period, the sum of (a) Consolidated EBITDA of the Borrower and its Subsidiaries for such period, plus (b) cash payments made during such period in respect of restructuring charges reflected in the statement of Consolidated Net Income for (x) to the extent such restructuring charges constitute extraordinary, unusual or non-recurring losses or expenses, any preceding Fiscal Quarter and (y) otherwise, such period, all as determined on a consolidated basis, provided that the amounts referred to in this clause (b) shall not, in the aggregate, exceed $5,000,000.

“Arbitration Payments”: payments required to be made by Holdings or the Borrower pursuant to the Ruling.

“Average Recognized Revenue Per Subscriber”: for any period with respect to any Material Customer Services Agreement, an amount equal to (x) the amount of the total revenue recognized by the Borrower with respect to such Material Customer Services Agreement for such period divided by (y) the average number of subscribers under such Material Customer Services Agreement for such period.

“First Amendment”: the First Amendment and Waiver, dated as of December 5, 2003, to this Agreement.

“First Amendment Effective Date”: as defined in the First Amendment.

“Relief”: Section X of the Ruling, a copy of which is annexed hereto as Annex II.

“Ruling”: the decision, issued in October, 2003, by the arbitrator in the arbitration between the Borrower and a subsidiary of Comcast Corporation (which subsidiary was formerly known as AT&T Broadband Management Corporation) (American Arbitration No. 771810015902 VSS), with respect to the AT&T Customer Service Agreement.

2.2 Amendment to Section 2.4 (Revolving Credit Commitments). Section 2.4(a) of the Credit Agreement is hereby amended by adding the following sentence at the end of such Section:

“Notwithstanding the foregoing, during the period from and including the First Amendment Effective Date until the date of delivery of the audited financial statements for the 2004 fiscal year of the Borrower pursuant to Section 6.1(a), together with the related compliance certificate required pursuant to Section 6.2(b)(ii), no Loan shall be made on any Borrowing Date to the extent that, after giving effect to such Loan, the Total Revolving Extensions of Credit outstanding on such Borrowing Date, when added to the Borrower’s good faith estimate of the aggregate amount of cash on hand of the Borrower and its Subsidiaries as of the close of business on the Business Day immediately preceding the date on which the Borrowing Notice in respect of such Loans shall have been delivered to the Administrative Agent pursuant to Section 2.5, as reflected on an updated report delivered pursuant to Section 5.3(a)(iii) on such date, shall exceed $60,000,000.”.

2.3 Amendment to Section 2 (Amount and Terms of Commitments). Section 2 of the Credit Agreement is hereby amended by adding the following new Section 2.25 at the end thereof:

“2.25 Additional Prepayment. On or before July 30, 2004, the Term Loans shall be prepaid in an aggregate amount equal to $30,000,000 (in addition to the amount, if any, of mandatory prepayments required to be made before such date pursuant to Section 2,12). Notwithstanding anything to the contrary herein, but subject to Section 2.18(d), with prepayments pursuant to this Section shall be applied to the Term Loans pro rata according to the respective outstanding principal amounts of such Term Loans and shall be applied to reduce the scheduled amortization installments for the Term Loans payable on or after January 1, 2005 pro rata based on the remaining outstanding principal amounts of such installments.”.

2.4 Amendment to Section 5.3 (Conditions to Each Extension of Credit). Section 5.3(a) of the Credit Agreement is hereby amended by adding the following new clause (iii) at the end thereof:

“(iii) The Administrative Agent shall have received an updated report (in a form substantially consistent with the reports delivered pursuant to Section 6.2(h)(i) hereof but without the inclusion of cash on hand of Holdings and its Subsidiaries other than the Borrower and its Subsidiaries) reflecting the Borrower’s good faith estimate of aggregate amount of cash on hand of the Borrower and its Subsidiaries as of the close of business on the Business Day immediately preceding the date on which the Borrowing Notice in respect of such Revolving Extension of Credit is delivered to the Administrative Agent pursuant to Section 2.5, which report shall be true and correct in all respects.”.

2.5 Amendment to Section 6.2 (Certificates; Other Information). Section 6.2 of the Credit Agreement is hereby amended by (i) deleting the “and” at the end of paragraph (f) thereof, (ii) deleting the period at the end of paragraph (g) thereof and substituting “; and” in lieu thereof, and (iii) adding the following new paragraph (h) at the end thereof:

“(h) as soon as available, but in any event not later than thirty (30) days after the end of each fiscal month of Holdings, (i) a report substantially in the form of Annex I hereto showing the amount of cash held by Holdings and each of its Subsidiaries as of the last day of such month, which report shall set forth the approximate amount of cash held at Holdings and each Subsidiary that is required to be maintained at Holdings or such Subsidiary due to legal, contractual or economic restrictions or working capital needs, (ii) a report indicating the number of Subscribers (as such term is defined in the AT&T Customer Service Agreement as determined by the Ruling) of the Customer (as so defined) processed by the Borrower and its Subsidiaries during such month, and (iii) a report showing the aggregate amount of processing revenue for the Borrower and its Subsidiaries for such month; provided that the reporting requirements set forth in this Section 6.2(h) shall not apply at any time when the Consolidated Leverage Ratio on the last day of the most recently completed fiscal quarter of the Borrower is equal to or less than, and remains at, 1.75 to 1.00.”.

2.6 Amendment to Section 6.7 (Notices). Section 6.7 of the Credit Agreement is hereby amended by (i) deleting the “and” at the end of paragraph (e) thereof, (ii) deleting the period at the end of paragraph (f) thereof and substituting “; and” in lieu thereof, and (iii) adding the following new paragraph (g) at the end thereof:

“(g) any amendment, supplement or other modification of any Material Customer Services Agreement (whether pursuant to an amendment, waiver, arbitration ruling, litigation or otherwise), if such amendment, supplement or modification, together with all other such amendments, supplements or other modifications occurring after the First Amendment Effective Date, would (i) reduce the term of such Material Customer Services Agreement, (ii) have the effect of causing the Average Recognized Revenue Per Subscriber for such Material Customer Services Agreement for the calendar month most recently ended on or prior to the date of such amendment, supplement or other modification (calculated as if the proposed amendment, supplement or modification had been in effect throughout such period) to be less than (A) in the case of the AT&T Customer Service Agreement, $0.4755 or (B) in the case of any other Material Services Contracts, 90% of the Average Recognized Revenue Per Subscriber for such Material Customer Services Agreement for such period (calculated without giving effect to any amendment, supplement or modification made to such Material Customer Service Agreement since the First Amendment Effective Date), (iii) adversely affect the exclusivity provisions, if any, contained in such Material Customer Services Agreement as in effect on the First Amendment Effective Date, or (iv) reasonably be expected to have a Material Adverse Effect.”.

2.7 Amendment to Section 7.1(a) (Consolidated Leverage Ratio). Section 7.1(a) of the Credit Agreement is hereby amended by deleting such Section in its entirety and inserting the following in lieu thereof:

“(a) Consolidated Leverage Ratio. Permit the Consolidated Leverage Ratio as at the last day of any period of four consecutive fiscal quarters of the Borrower ending on the last day of any fiscal quarter set forth below, or as at any day prior to the last day of the succeeding fiscal quarter, to exceed the ratio set forth below opposite such fiscal quarter:

Fiscal Quarter	Consolidated Leverage Ratio
FQ4 2003	2.35 to 1.00
FQ1 2004	2.50 to 1.00
FQ2 2004	2.50 to 1.00
FQ3 2004	2.50 to 1.00
FQ4 2004	2.50 to 1.00
FQ1 2005 and thereafter	1.50 to 1.00”.

2.8 Amendment to Section 7.1(c) (Consolidated Fixed Charge Coverage Ratio). Section 7.1(c) of the Credit Agreement is hereby amended by adding, following the expression “to be less than”, the expression “(i) in the case of FQ4 2004, 1.30 to 1.00 and (ii) in the case of all other such fiscal quarters,”.

2.9 Amendment to Section 7.1 (Minimum Adjusted Consolidated EBITDA). Section 7.1 of the Credit Agreement is hereby amended by adding the following new paragraph (d) at the end thereof:

“(d) Minimum Adjusted Consolidated EBITDA. Permit Adjusted Consolidated EBITDA for any fiscal quarter set forth below to be less than the amount set forth below opposite such fiscal quarter:

Fiscal Quarter	Adjusted Consolidated EBITDA
FQ4 2003	$19,000,000
FQ1 2004	$19,000,000
FQ2 2004	$19,000,000
FQ3 2004	$20,000,000
FQ4 2004	$20,000,000”.

2.10 Amendment to Section 7.6 (Limitation on Restricted Payments). Section 7.6(e) of the Credit Agreement is hereby amended by (i) replacing the word “and” at the end of clause (ii)(A) with a comma, (ii) adding the phrase “but less than 1.75 to 1.00” following the phrase “greater than or equal to 1.50 to 1.00” in clause (ii)(B) thereof and (iii) adding, at the end of clause (ii)(B) thereof and before the proviso thereto, the expression “and (C) if the Consolidated Leverage Ratio as of the last day of the most recently ended fiscal quarter of Holdings is greater than or equal to 1.75 to 1.00, zero”.

2.11 Amendment to Section 7.7 (Limitation on Capital Expenditures). Section 7.7 of the Credit Agreement is hereby amended by deleting the proviso in clause (a) of such Section and inserting the following in lieu thereof:

“provided that (i) up to $25,000,000 of any such amount referred to above, if not so expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next succeeding fiscal year, (ii) Capital Expenditures made pursuant to this clause (a) during any fiscal year shall be deemed made, first, in respect of amounts carried over from the prior fiscal year pursuant to subclause (i) above and, second, in respect of amounts permitted for such fiscal year as provided above, and (iii) notwithstanding any other provision of this Section, (A) the aggregate amount of Capital Expenditures made by Holdings and its Subsidiaries in fiscal year 2004 shall not exceed

$15,000,000 and (B) any unused amount of Capital Expenditures permitted by the foregoing clause (a) for either of fiscal years 2003 or 2004 may not be carried over for expenditure in any subsequent fiscal year.”.

2.12 Amendment to Section 7.8 (Limitation on Investments). (a) Section 7.8(c) of the Credit Agreement is hereby amended by (i) deleting the “and” at the end of clause (A) thereof and inserting a comma in lieu thereof and (ii) inserting the following new clause (C) at the end of such Section:

“and (C) at any time after the First Amendment Effective Date, $2,000,000 in the aggregate for all such Investments pursuant to this clause (C).”.

(b) Section 7.8(n) of the Credit Agreement is hereby amended by adding the following proviso at the end of such Section:

“, provided that, after giving effect to each such Investment, the Consolidated Leverage Ratio is less than 1.75 to 1.00;”.

(c) Section 7.8(q) of the Credit Agreement is hereby amended by adding the following proviso at the end of such Section:

“, and provided, further, that the aggregate consideration paid in respect of all Investments made pursuant to this paragraph after the First Amendment Effective Date at any time when the Consolidated Leverage Ratio is greater than 1.75 to 1.00 shall not exceed $3,000,000;”.

(d) Section 7.8(r) of the Credit Agreement is hereby amended by (i) deleting the “and” at the end of clause (A) thereof and inserting a comma in lieu thereof and (ii) inserting the following new clause (C) at the end of such Section:

“and (C) at any time after the First Amendment Effective Date, $2,000,000 in the aggregate for all such Investments pursuant to this clause (C).”.

(e) Section 7.8(u) of the Credit Agreement is hereby amended by adding the following proviso at the end thereof:

“, provided that the aggregate amount of Investments made pursuant to this paragraph after the First Amendment Effective Date at any time when the Consolidated Leverage Ratio is greater than 1.75 to 1.00 shall not exceed $5,000,000.”.

2.13 Amendment to Section 7.17 (Limitation on Amendments to Other Documents). Section 7.17 of the Credit Agreement is hereby amended by (i) deleting the “or” directly preceding clause (c) thereof, (ii) deleting clause (c) thereof and (iii) inserting in lieu thereof the following new clauses (c) and (d):

“(c) amend, supplement or otherwise modify, or suffer to exist any amendment, supplement or other modification (whether pursuant to an amendment, waiver, arbitration ruling, litigation or otherwise) of, the terms and conditions of the AT&T Customer Services Agreement, if such amendment, supplement or modification, together with all other such amendments, supplements or other modifications occurring after the First Amendment Effective Date would (i) reduce the term thereof, (ii) have the effect of causing the Average Recognized Revenue Per Subscriber for the AT&T Customer Services Agreement for the calendar month most recently ended on or prior to the date of such amendment, supplement or other modification (calculated as if such amendment, supplement or modification had been in effect throughout such period) to be less than $0.4755, (iii) adversely affect the exclusivity provisions contained in the AT&T Customer Services Agreement as in effect on the First Amendment Effective Date or (iv) reasonably be expected to have a Material Adverse Effect or (d) concede or otherwise acquiesce in any manner that the damages due to the Borrower, should the Customer (as defined in the AT&T Customer Service Agreement) unilaterally terminate the AT&T Customer Service Agreement, be limited to $44,000,000.”.

2.14 Amendment to Section 8(h) (Events of Default). Section 8(h) of the Credit Agreement is hereby amended by (i) deleting the phrase “judgments or decrees” each time it appears in such Section and substituting in lieu thereof “judgments, decrees or arbitral decisions”.

2.15 Annex A. Annex A to the Credit Agreement is hereby amended to read in its entirety as set forth on Annex A hereto.

2.16 Annex I; Annex II. The Credit Agreement is hereby amended to add as “Annex I” and “Annex II” thereto the respective forms attached as Schedule I and Schedule II hereto.

SECTION 3. COMMITMENT REDUCTION. Pursuant to Section 2.10 of the Credit Agreement effective as of the Amendment Effective Date, the Borrower hereby permanently reduces the aggregate amount of the Revolving Credit Commitments to $40,000,000.

SECTION 4. WAIVER. The Lenders hereby waive any Default or Event of Default that may have occurred prior to the First Amendment Effective Date (a) as a result of any untrue representation or warranty made by any Loan Party pursuant to any Loan Document, solely to the extent such representation or warranty was untrue because of the Relief or (b) otherwise solely because of the Relief.

SECTION 5. MISCELLANEOUS.

5.1 Conditions to Effectiveness. This Amendment shall become effective on the date (the “Amendment Effective Date”) on which the following conditions are satisfied (or waived):

(a) The Administrative Agent shall have received an executed counterpart of this Amendment duly executed and delivered by the Borrower and Holdings;

(b) The Administrative Agent shall have received executed Lender Consent Letters in the form attached hereto as Exhibit A (the “Lender Consent Letter”) from the Required Lenders consenting to the execution of this Amendment by the Administrative Agent; provided that the amendments effected by Sections 2.10, 2.12(a) and 2.12(d) of this Amendment shall not become effective unless the Administrative Agent shall have received executed Lender Consent Letters from the Supermajority Lenders;

(c) The Administrative Agent shall have received an executed Acknowledgment and Consent (the “Acknowledgement and Consent”; together with this Amendment, the “Amendment Documentation”) in the form attached hereto as Exhibit B from each Subsidiary Guarantor (together with the Borrower and Holdings, the “Amendment Parties”);

(d) The Administrative Agent shall have received an executed legal opinion of Joseph Ruble, Esq., general counsel to the Borrower, reasonably satisfactory in form and substance to the Administrative Agent; and

(e) The Administrative Agent shall have received for the account of each Lender executing and delivering a Lender Consent Letter on or before 5:00 P.M., New York time, on December 4, 2003, an amendment fee equal to 0.25% of the Aggregate Exposure of such Lender (such Aggregate Exposure to be calculated after giving effect to the permanent reduction of the Total Revolving Credit Commitments as set forth in this Amendment).

5.2 Representation and Warranties. Holdings and the Borrower represent and warrant to the Agents and the Lenders that (i) all representations and warranties made by the Loan Parties in the Loan Documents and in the Amendment Documentation are true and correct in all material respects on and as of the Amendment Effective Date, after giving effect to this Amendment, as if made on and as of the Amendment Effective Date and (ii) no Default or Event of Default shall have occurred and be continuing as of the Amendment Effective Date after giving effect to this Amendment. Without limiting the generality of the preceding sentence, Holdings and the Borrower represent and warrant to the Agents and the Lenders that Holdings and the Borrower are in compliance with Section 6.9 of the Credit Agreement.

5.3 Release of Claims. Each of Holdings and the Borrower hereby (and, by execution and delivery of the Acknowledgement and Consent, each other Loan Party hereby) unconditionally, freely, voluntarily and, after consultation with counsel and becoming fully and adequately informed as to the relevant facts, circumstances and consequences, releases, waives and forever discharges (and further agrees not to allege, claim or pursue) (a) any and all liabilities, indebtedness and obligations, whether known or unknown, of any kind whatsoever, of any Lender, any Agent or any of such Lender’s or Agent’s present or former subsidiaries, affiliates, officers, directors, employees, attorneys or other representatives or agents (collectively with their respective successors and assigns, the “Lender Parties”) to any Loan Party, (b) any legal, equitable or other obligations of any kind whatsoever, whether known or unknown, of any

Lender Party to any Loan Party (and any rights of any Loan Party against any Lender Party), (c) any and all claims, whether known or unknown, under any oral or implied agreement with (or obligation or undertaking of any kind whatsoever of) any Lender Party which is different from or in addition to the express terms of this Amendment, the Credit Agreement and the other Loan Documents and (d) all other claims, rights, causes of action, counterclaims or defenses of any kind whatsoever, in contract or in tort, in law or in equity, whether known or unknown, direct or derivative, which such Loan Party or any predecessor, successor or assign might otherwise have or may have against any Lender Party on account of any conduct, condition, act, omission, event, contract, liability, obligation, demand, covenant, promise, indebtedness, claim, right, cause of action, suit, damage, defense, circumstance or matter of any kind whatsoever, in the case of each of the foregoing clauses (a) through (d) which existed, arose or occurred at any time prior to the Amendment Effective Date and arose out of the Loan Documents or the financing made available by the Lender Parties pursuant to the Loan Documents or any transactions directly related thereto.

5.4 Continuing Effect; No Other Waivers or Amendments. This Amendment shall not constitute an amendment or waiver of or consent to any provision of the Credit Agreement and the other Loan Documents not expressly referred to herein and shall not be construed as an amendment, waiver or consent to any action on the part of the Borrower that would require an amendment, waiver or consent of the Administrative Agent or the Lenders except as expressly stated herein. Except as expressly amended hereby, the provisions of the Credit Agreement and the other Loan Documents are and shall remain in full force and effect in accordance with their terms.

5.5 Counterparts. This Amendment may be executed in any number of separate counterparts by the parties hereto (including by telecopy), each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument.

5.6 Payment of Fees and Expenses. The Borrower agrees to pay or reimburse the Administrative Agent and the Syndication Agent for all of their reasonable out-of-pocket costs and reasonable expenses incurred in connection with this Amendment, any other documents prepared in connection herewith and the transactions contemplated hereby, including, without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent and the Syndication Agent.

5.7 GOVERNING LAW. THIS WAIVER AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS WAIVER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized officers as of the date first above written.

CSG SYSTEMS INTERNATIONAL, INC.

By:	/s/ Peter E. Kalan
Name: Peter E. Kalan
Title: SVP and CFO

CSG SYSTEMS, INC.

By:	/s/ Peter E. Kalan
Name: Peter E. Kalan
Title: SVP and CFO

BNP PARIBAS, as Administrative Agent

By:	/s/ Susan M. Bowes
Name: Susan M. Bowes
Title: Director

By:	/s/ Lee S. Buckner
Name: Lee S. Buckner
Title: Managing Director

EXHIBIT A

LENDER CONSENT LETTER

FIRST AMENDMENT TO

AMENDED AND RESTATED CREDIT AGREEMENT

To:    BNP Paribas, as Administrative Agent

c/o Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Re:    First Amendment to Amended and Restated Credit Agreement

Ladies and Gentlemen:

Reference is made to the AMENDED AND RESTATED CREDIT AGREEMENT, dated as of February 28, 2002 (as heretofore amended, supplemented or otherwise modified, the “Credit Agreement”), among CSG SYSTEMS INTERNATIONAL, INC., a Delaware corporation (“Holdings”), CSG SYSTEMS, INC., a Delaware corporation (the “Borrower”), the several banks and other financial institutions or entities from time to time parties to the Credit Agreement (the “Lenders”), BNP PARIBAS, as administrative agent (in such capacity, the “Administrative Agent”), LEHMAN COMMERCIAL PAPER INC., as syndication agent (in such capacity, the “Syndication Agent”), and CREDIT LYONNAIS NEW YORK BRANCH, THE BANK OF NOVA SCOTIA and WELLS FARGO BANK, NATIONAL ASSOCIATION, as co-documentation agents. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Credit Agreement.

The Borrower has requested that the Lenders consent to amend and waive certain provisions of the Credit Agreement on the terms described in the First Amendment to which a form of this Lender Consent Letter is attached as Exhibit A (the “Amendment”).

Pursuant to Section 10.1 of the Credit Agreement, the undersigned Lender hereby consents to the execution by the Administrative Agent of the Amendment.

Very truly yours,

(NAME OF LENDER)

By:
Name:
Title:

Dated:                     , 2003

EXHIBIT B

ACKNOWLEDGMENT AND CONSENT

Each of the undersigned parties (the “Grantors”) to the Amended and Restated Guarantee and Collateral Agreement, dated as of February 28, 2002, as amended, supplemented or otherwise modified from time to time, made by the undersigned in favor of the Administrative Agent for the benefit of the Lenders, hereby (a) consents to the transactions contemplated by the First Amendment, dated as of December 5, 2003, to the Credit Agreement (the “Amendment”), (b) represents and warrants to the Agents and the Lenders that the representations and warranties made in the Amendment in respect of such Grantor are true and correct in all material respects, (c) ratifies, acknowledges and agrees to the provisions of Section 5.3 of the Amendment and (d) acknowledges and agrees that the guarantees and grants of security interests contained in such Amended and Restated Guarantee and Collateral Agreement and in the other Security Documents are, and shall remain, in full force and effect after giving effect to the First Amendment and all prior modifications to such Amended and Restated Guarantee and Collateral Agreement..

CSG SYSTEMS INTERNATIONAL, INC.

By:
Name:
Title:

CSG SYSTEMS, INC.

By:
Name:
Title:

PLANET CONSULTING, INC.

By:
Name:
Title:

CSG SOFTWARE, INC.

By:
Name:
Title:

CSG AMERICAS HOLDING, INC.

By:
Name:
Title:

CSG CANADA HOLDINGS, INC.

By:
Name:
Title:

CSG SYSTEMS CANADA CORP.

By:
Name:
Title:

Schedule I

to the First Amendment

ANNEX I

to the Credit Agreement

Form of Estimated Cash Balances

Schedule II

to the First Amendment

ANNEX II

to the Credit Agreement

Relief Section of Ruling

ANNEX A

PRICING GRID

PRICING GRID FOR COMMITMENT FEES

Consolidated Leverage Ratio	Commitment Fee Rate
Greater than or equal to 1.25 to 1.00	0.50%
Less than 1.25 to 1.00	0.375%

Changes in the Applicable Margin with respect to the Commitment Fee Rate resulting from changes in the Consolidated Leverage Ratio shall become effective on the date (the “Adjustment Date”) on which financial statements are delivered to the Lenders pursuant to Section 6.1 (but in any event not later than the 45th day after the end of each of the first three quarterly periods of each fiscal year or the 90th day after the end of each fiscal year, as the case may be) and shall remain in effect until the next change to be effected pursuant to this paragraph. If any financial statements referred to above are not delivered within the time periods specified above, then, until such financial statements are delivered, the Consolidated Leverage Ratio as at the end of the fiscal period that would have been covered thereby shall for the purposes of this Pricing Grid be deemed to be greater than 2.00 to 1.00. In addition, at all times while an Event of Default shall have occurred and be continuing, upon notice from the Administrative Agent to the Borrower at the request of the Required Lenders, the Consolidated Leverage Ratio shall for the purposes of this Pricing Grid be deemed to be greater than 2.00 to 1.00. Each determination of the Consolidated Leverage Ratio pursuant to this Pricing Grid shall be made for the periods and in the manner contemplated by Section 7.1(a).